Exhibit 99.1

DouYu International Holdings Limited Announces Plan to Implement ADS Ratio Change

WUHAN, China, March 15, 2024 – DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU) today announced it plans to change the ratio of its American depositary shares (the “ADSs”) to ordinary shares of the Company with a par value of US$0.0001 per ordinary share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”) from ten (10) ADSs representing one (1) Ordinary Share to one (1) ADS representing one (1) Ordinary Share (such change, the “ADS Ratio Change”).

For DouYu’s ADS holders, this ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split. There will be no change to DouYu’s Ordinary Shares. No action is required by holders of uncertificated ADSs to effect the ADS Ratio Change, as the change will be effected on the books of the ADS depositary. Any fractional ADSs will be sold, and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

The effect of the ADS Ratio Change on the ADS trading price on the Nasdaq Global Select Market is expected to take place at the open of business on March 28, 2024 (U.S. Eastern Time). As a result of the ADS Ratio Change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the ADS Ratio Change will be equal to or greater than ten times the ADS price before the change.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's results of operations and financial condition; the Company's business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company's business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677

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